SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                         CARRAMERICA REALTY CORPORATION
                    (FORMERLY NAMED CARR REALTY CORPORATION)
          ------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   14441K 10 3
          ------------------------------------------------------------
                                 (CUSIP Number)

                                   ARIEL AMIR
                          SECURITY CAPITAL U.S. REALTY
                                69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 29, 1998
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 9 Pages


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CUSIP No. 14441K 10 3        13D        Page 2 of 9 Pages
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1     NAME OF PERSON
      SECURITY CAPITAL U.S. REALTY
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
     NUMBER OF                      28,603,417 (SEE ITEM 5)
     SHARES                   --------------------------------------------------
     BENEFICIALLY             8     SHARED VOTING POWER
     OWNED BY                       -0-
     EACH                     --------------------------------------------------
     REPORTING                9     SOLE DISPOSITIVE POWER
     PERSON                          28,603,417
     WITH                     --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       28,603,417 (ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF PERSON REPORTING*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 14441K 10 3        13D       Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAME OF PERSON
      SECURITY CAPITAL HOLDINGS S.A.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
     NUMBER OF                       28,603,417 (SEE ITEM 5)
     SHARES                   --------------------------------------------------
     BENEFICIALLY             8     SHARED VOTING POWER
     OWNED BY                       -0-
     EACH                     --------------------------------------------------
     REPORTING                9     SOLE DISPOSITIVE POWER
     PERSON                          28,603,417
     WITH                     --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,603,417  (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF PERSON REPORTING*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

           This Amendment No. 12 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and amends the Schedule 13D originally filed on November 14, 1995 (as previously amended, the "Schedule 13D"). This Amendment No. 12 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

            This Amendment No. 12 is filed to report the acquisition of certain shares of Common Stock since December 31, 1997. A schedule identifying all transactions involving shares of Common Stock effected by Security Capital U.S. Realty and Holdings since December 31, 1997 is included as Annex A hereto and is hereby incorporated by reference herein. Except for (i) the purchase by Holdings of 1,285,714 shares of Common Stock on April 8, 1998, (ii) the purchase by Holdings of 192,857 shares of Common Stock on April 17, 1998 and (iii) the purchase by Holdings of 505,263 shares of Common Stock on April 29, 1998, each in an offering directly from Carr (each of which is described below), each of such transactions was executed in stock market transactions. The funds used by Security Capital U.S. Realty and Holdings to purchase such shares were obtained from drawdowns under the Facility Agreement and from cash on hand.

            On April 8, 1998, Holdings purchased 1,285,714 shares of Common Stock directly from Carr for an aggregate purchase price of $37,767,849.00, or $29.375 per share, pursuant to a Subscription Agreement, dated as of April 2, 1998, by and among Carr, Holdings and Security Capital U.S. Realty (the "April 2 Subscription Agreement"). Such purchase was effected concurrently with an underwritten public offering (the "April 8 Public Offering") by Carr of 3,000,000 shares of Common Stock (which, together with the 1,285,714 shares of Common Stock purchased by Holdings, resulted in a total issuance and sale by Carr of 4,285,714 shares of Common Stock). No underwriting discounts were applied to any shares of Common Stock purchased by Holdings pursuant to the April 2 Subscription Agreement.

            On April 17, 1998, Holdings purchased (the "April 17 Purchase") 192,857 shares of Common Stock directly from Carr for an aggregate purchase price of $5,665,174, or $29.375 per share, pursuant to an overallotment option granted to Holdings under the April 2 Subscription Agreement. Such purchase was


                               Page 4 of 9 Pages
effected substantially concurrently with an underwritten public offering by Carr of 450,000 shares of Common Stock pursuant to an overallotment option granted to the underwriters in connection with the April 8 Public Offering (which together with the 192,857 shares of Common Stock purchased by Holdings, resulted in a total issuance and sale by Carr of 642,857 shares of Common Stock). No underwriting discounts were applied to any shares of Common Stock purchased by Holdings in the April 17 Purchase.

            On April 29, 1998, Holdings purchased 505,263 shares of Common Stock directly from Carr for an aggregate purchase price of $14,999,995, or $29.6875 per share, pursuant to a Subscription Agreement, dated as of April 23, 1998, by and among Carr, Holdings and Security Capital U.S. Realty (the "April 23 Subscription Agreement"). Such purchase was effected concurrently with an underwritten public offering by Carr of 1,178,947 shares of Common Stock (which together with the 505,263 shares of Common Stock purchased by Holdings, resulted in a total issuance and sale by Carr of 1,684,210 shares of Common Stock). No underwriting discounts were applied to any shares of Common Stock purchased by Holdings pursuant to the April 23 Subscription Agreement.

            A copy of each of the April 2 Subscription Agreement and the April 23 Subscription Agreement are attached hereto as Exhibits 10 and 11, respectively. The April 2 Subscription Agreement and the April 23 Subscription Agreement are hereby incorporated herein by reference, and the descriptions herein of the such Agreements are qualified in their respective entireties by reference to such agreements.

ITEM 1.     SECURITY AND ISSUER.

            No material change.

ITEM 2.     IDENTITY AND BACKGROUND.

            No material change except as set forth above.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No material change except as set forth above.

ITEM 4.     PURPOSE OF TRANSACTION.

            No material change except as set forth above.


                               Page 5 of 9 Pages

 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            No material change except as set forth above and below.

            As of May 5, 1998, Security Capital U.S. Realty and Holdings each beneficially owns 28,603,417 shares of Common Stock. As of May 5, 1998,
Security Capital U.S. Realty and Holdings each beneficially owns approximately 39.9% of the outstanding Common Stock, and approximately 36.2% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstanding limited partnership units that are redeemable for Common Stock or the cash equivalent thereof.

            Except as set forth herein and as previously reported, to the best knowledge and belief of Security Capital U.S. Realty and of Holdings, no transactions involving Common Stock have been effected during the past 60 days by Security Capital U.S. Realty or by Holdings or by their respective directors, executive officers or controlling persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No material change except as described above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995)

Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr


                               Page 6 of 9 Pages

                  Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation)

Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 9 Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty


                               Page 7 of 9 Pages

Exhibit 10 Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 11 Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.



































                               Page 8 of 9 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    SECURITY CAPITAL U.S. REALTY

                                    By: /s/ Ariel Amir

                                       Name:   Ariel Amir
                                       Title:  Vice President

                                    SECURITY CAPITAL HOLDINGS S.A.

                                    By: /s/ Ariel Amir

                                       Name:   Ariel Amir
                                       Title:  Vice President

May 6, 1998




















                               Page 9 of 9 Pages

                                                                        ANNEX A


             Recent Stock Market Transactions in the Common Stock
                            by the Reporting Persons

Except as otherwise indicated, the transactions described below were effected in stock market transactions. The price per share for such transactions includes commissions (if any).

DATE OF                        NUMBER OF                         PRICE
TRANSACTION                 SHARES PURCHASED                     PER SHARE

  1/13/98                       54,500                           $30.05

  1/14/98                        8,500                           $30.12

  1/15/98                      100,000                           $30.25

 *4/8/98                     1,285,714                           $29.375

 *4/17/98                      192,857                           $29.375

**4/29/98                      505,263                           $29.6875

























----------
*     Direct purchase from CarrAmerica pursuant to the April 2 Subscription
      Agreement.

** Direct purchase from CarrAmerica pursuant to the April 23 Subscription Agreement.

                                  EXHIBIT INDEX


                                                                 SEQUENTIAL
EXHIBIT                     DESCRIPTION                          PAGE NO.

     1         Name, Business Address, and Present Principal           *
               Occupation of Each Executive Officer and
               Director of Security Capital U.S. Realty and of
               Security Capital Holdings S.A.

     2         Stock Purchase Agreement, dated as of November          *
               5, 1995, by and among Carr Realty Corporation,
               Security Capital U.S. Realty and Security
               Capital Holdings S.A. (incorporated by
               reference to Exhibit 5.1 of Carr Realty
               Corporation's Current Report on Form 8-K dated
               November 6, 1995)

    2.1        Amendment No. 1 to the Stock Purchase                   *
               Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital
               Holdings S.A. and Security Capital U.S. Realty

    2.2        Stockholders Agreement, dated as of April 30,           *
               1996, by and among Carr Realty Corporation,
               Carr Realty, L.P., Security Capital Holdings
               S.A. and Security Capital U.S. Realty

    2.3        Registration Rights Agreement, dated as of              *
               April 30, 1996, by and among Carr Realty
               Corporation, Security Capital Holdings S.A. and
               Security Capital U.S. Realty

     3         Subscription Agreement, dated as of July 17,            *
               1996, by and among CarrAmerica Realty
               Corporation, Security Capital Holdings S.A. and
               Security Capital U.S. Realty


----------
*      Previously filed.

     4         Facility Agreement, dated June 12, 1996, by and         *
               among Security Capital U.S. Realty, Security
               Capital Holdings S.A., Commerzbank
               Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto
               (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and
               Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation)

     5         Subscription Agreement, dated as of November            *
               21, 1996, by and among CarrAmerica Realty
               Corporation, Security Capital Holdings S.A.
               and Security Capital U.S. Realty

     6         Subscription Agreement, dated as of December            *
               19, 1996, by and among CarrAmerica Realty
               Corporation, Security Capital Holdings S.A.
               and Security Capital U.S. Realty

     7         Subscription Agreement, dated as of January 31,         *
               1997, by and among CarrAmerica Realty Corporation,
               Security Capital Holdings S.A. and Security
               Capital U.S. Realty

     8         Subscription Agreement, dated as of April 14,           *
               1997, by and among CarrAmerica Realty Corporation,
               Security Capital Holdings S.A. and Security
               Capital U.S. Realty

     9         Subscription Agreement, dated as of December 18,        *
               1997, by and among CarrAmerica Realty Corporation,
               Security Capital Holdings S.A. and Security
               Capital U.S. Realty


----------
*      Previously filed.

    10         Subscription Agreement, dated as of
               April 2, 1998, by and among CarrAmerica Realty
               Corporation, Security Capital Holdings S.A. and
               Security Capital U.S. Realty

    11         Subscription Agreement, dated as of April 23,
               1998, by and among CarrAmerica Realty
               Corporation, Security Capital Holdings S.A. and
               Security Capital U.S. Realty